Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES FOURTH QUARTER AND YEAR END 2006 RESULTS
- Record Profits As Revenues Build: 1st Quarter Ever With Profits Above $1M -
- $1.2M Net Income Generated From $7.5M Revenues -

TEL-AVIV, Israel—February 5, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced financial results for the fourth quarter and twelve months ended December 31, 2006.

Financial Results for the Fourth Quarter

Revenues for the fourth quarter of 2006 were $7.5 million, an increase of 14% compared with $6.6 million for the fourth quarter of 2005, and 12% compared sequentially with the $6.7 million recorded in the third quarter of 2006. This represents the Company’s 13th straight quarter of year-over-year revenue growth. Gross margin for the fourth quarter of 2006 was 70% compared with 67% for the fourth quarter of 2005 and 70% for the third quarter of 2006.

On the basis of U.S. generally accepted accounted principles (GAAP), the Company recorded net income for the fourth quarter of 2006 of $1.2 million, or $0.07 per share (basic and diluted), the first time in the Company’s history that its quarterly net income has been above $1 million. Net income for the quarter included non-cash share-based compensation expense of $194,000 taken in respect of the Company’s mandatory adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that companies recognize the fair value of share-based incentives as compensation.

The Company is also presenting its results on a non-GAAP basis (excluding the abovementioned $194,000 share-based compensation) in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net income for the fourth quarter of 2006 was $1.4 million, or $0.08 per share (basic and diluted). This is an increase of 69% compared with $0.8 million, or $0.05 per share (basic and diluted), for the fourth quarter of 2005, and 93% compared to the third quarter of 2006, both computed on the same non-GAAP basis.

Financial Results for 2006

Revenues for 2006 rose by 12% to $25.0 million compared to $22.3 million for 2005. Gross margin for the year was 69% compared to 67% for 2005.

On the basis of GAAP, the Company recorded net income of $1.8 million, or $0.11 per share (basic and diluted) for 2006. Net income for the twelve-month period included non-cash share-based compensation expense of $558,000 taken in respect of SFAS 123R, as explained above.

The Company has also presented its results on a non-GAAP basis (excluding share-based compensation) in order to provide investors with insight into its underlying operating results. On a non-GAAP basis, RADCOM’s net income for 2006 was $2.4 million, or $0.15 per basic share ($0.14 per diluted share), an increase of 55% compared with $1.5 million, or $0.10 per share (basic and diluted), for 2005, which did not include share-based compensation.

Comments of Management

Commenting on the results, Mr. Arnon Toussia-Cohen, President and CEO, said, “The fourth quarter was a strong end to another good year for RADCOM. In line with our guidance, we posted $7.5 million in sales, our 13th consecutive quarter of year-over-year revenue growth. This consistent record demonstrates our steady expansion in step with the emergence of our target markets: first, 3G Cellular, and more recently, the range of VoIP applications and deployments. In fact, during the second half of 2006 we experienced a surge in VoIP demand, indicating that VoIP is becoming a second strong leg for our business.

“We continue to maintain high gross margins and moderate expenses, which, together with strong revenues, has taken our profits to a new level, with net income surpassing $1 million for the first time.

Mr. Toussia-Cohen continued, “From a strategic perspective, during 2006 we significantly expanded our sales and marketing capabilities in the Far East, North America and Latin America. The launch of our high-performance R70 probe platform has positioned us as a technology leader in end-to-end quality monitoring systems, and has already opened the door to major potential new sales. In fact, our sales are now comprised mostly of complete systems as opposed to ‘boxes,’ resulting in a significantly higher average initial deal size and a strong potential for ongoing repeat business.”

Guidance

The following statement is forward-looking in nature, and actual results may differ materially. See below under “Risks Regarding Forward Looking Statements.”

Due to the growth in the Company’s average deal size, together with the uncertainty surrounding the timing of large deals, it is no longer meaningful for the Company to offer guidance on a quarterly basis. For 2007, Management expects revenues to range from $28-$30 million, representing a growth rate that is in line with the growth of the Company’s target markets.

Conference Call Information

  RADCOM’s management will hold an interactive conference call today, February 5th, 2007, at 9:00 AM EST (16:00 Israel Time) to discuss the results and to answer investor and analyst questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 281-1167

▪	From Israel (toll free): 1-800-227-297

▪	From other locations (not toll free): +972-3-918-0609

  A replay of the call will be available after the call on February 5th until midnight February 12th, 2007. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (888) 326-9310

▪	From Israel (not toll free): 03-925-5929

▪	From other locations (not toll free): +972-3-925-5929

  The conference call will also be accessable online at www.radcom.com.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance. By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with generally accepted accounting principles.

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’s shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward Looking Statements
Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	7,512	6,578	25,003	22,340
Cost of sales	2,270	2,197	7,634	7,398
Gross profit	5,242	4,381	17,369	14,942

Research and development, gross	1,818	1,525	6,826	5,815
Less - royalty-bearing participation	450	401	1,904	1,735
Research and development, net	1,368	1,124	4,922	4,080
Sales and marketing	2,402	2,081	9,196	7,881
General and administrative	558	453	2,023	1,689
Total operating expenses	4,328	3,658	16,141	13,650
Operating income	914	723	1,228	1,292
Financing income, net	127	75	472	235
Taxes on income	115		115
Net income	1,156	798	1,815	1,527
Basic net income per ordinary share	0.07	0.05	0.11	0.10
Diluted net income per ordinary share	0.07	0.05	0.11	0.10
Weighted average number of ordinary shares used in computing basic net income per ordinary share	16,148,928	14,879,074	15,894,036	14,696,090
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	16,734,802	15,894,937	16,666,959	15,561,585

Note a: The Company’s results for the fourth quarter of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $194,000 allocated as follows: $3,000 to cost of sales, $32,000 to research and development, $52,000 to sales and marketing and $107,000 to general and administrative.

Note b: The Company’s results for the full twelve months of 2006 according to U.S. GAAP include non-cash share-based compensation expense of $558,000 allocated as follows: $14,000 to cost of sales, $113,000 to research and development, $193,000 to sales and marketing and $238,000 to general and administrative.

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	December 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	2,007	10,520
Short term bank deposits	8,060	-
Trade receivables, net	12,583	7,856
Inventories	2,493	1,938
Deferred tax	115
Other current assets	825	380
Total Current Assets	26,083	20,694

Assets held for severance benefits	2,187	1,863

Property and equipment, net	1,408	1,233

Total Assets	29,678	23,790

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,551	2,148
Current deferred revenue	1,534	1,545
Other payables and accrued expenses	4,346	4,014
Total Current Liabilities	8,431	7,707

Long-Term Liabilities
Long-term deferred revenue	1,109	1,161
Liability for employees’ severance pay benefits	2,896	2,437
Total Long-Term Liabilities	4,005	3,598

Total Liabilities	12,436	11,305

Shareholders' Equity
Share capital	120	107
Additional paid-in capital	47,542	44,613
Accumulated deficit	(30,420)	(32,235)
Total Shareholders' Equity	17,242	12,485

Total Liabilities and Shareholders' Equity	29,678	23,790